UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: May 9, 2006

TEEKAY SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, The Bahamas

(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                    ]

Yes ☐	No ☑

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                    ]

Yes ☐	No ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION
Date: May 9, 2006	By:	/s/ Peter Evensen
Peter Evensen
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, The Bahamas
April 28, 2006
Dear Shareholder:
      On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2006 Annual Meeting of Shareholders of Teekay Shipping Corporation. The annual meeting will be held at:

Place:	The Royal Automobile Club 89 Pall Mall London, England
      Date:  Wednesday, May 31, 2006
      Time:  9:00 a.m. (London time)
      The Notice of Annual Meeting and Proxy Statement is enclosed and describes the business to be transacted at the annual meeting and provides other information concerning Teekay. The principal business to be transacted at the annual meeting will be (1) the election of directors, (2) approval of amended and restated articles of incorporation, and (3) the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as Teekay’s independent auditors for the fiscal year ending December 31, 2006.
      The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors, for the approval of the amended and restated articles of incorporation, and for the ratification of Ernst & Young LLP, Chartered Accountants, as Teekay’s independent auditors.
      We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.
Sincerely,
BJORN MOLLER
President and Chief Executive Officer

2006 ANNUAL MEETING OF SHAREHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

Page

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	2
Why am I receiving these materials?	2
What information is contained in this proxy statement?	2
How may I obtain Teekay’s annual report to shareholders?	2
How may I obtain Teekay’s Annual Report on Form 20-F filed with the SEC?	2
What items of business will be voted on at the annual meeting?	2
How does the Board recommend that I vote?	2
What shares can I vote?	2
What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
How can I attend the annual meeting?.	3
How can I vote my shares in person at the annual meeting?	3
How can I vote my shares without attending the annual meeting?	3
Can I change my vote?	4
Is my vote confidential?	4
How many shares must be present or represented to conduct business at the annual meeting?	4
How are votes counted?	4
What is the voting requirement to approve each of the proposals?	5
Is cumulative voting permitted for the election of directors?	5
What happens if additional matters are presented at the annual meeting?	5
What should I do if I receive more than one set of voting materials?	5
How may I obtain a separate set of voting materials?	5
Who will bear the cost of soliciting votes for the annual meeting?	5
Where can I find the voting results of the annual meeting?	6
What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?	7

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	8
Board Independence	8
Board Structure and Committee Composition	8
Consideration of Director Nominees	10
Executive Sessions	11
Communications with the Board	11

DIRECTOR COMPENSATION	12

PROPOSALS TO BE VOTED ON	13
PROPOSAL NO. 1: Election of Directors	13
PROPOSAL NO. 2: Approval of Amended and Restated Articles of Incorporation	16
PROPOSAL NO. 3: Ratification of Independent Auditors	17

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	18

i

ii

TEEKAY SHIPPING CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, May 31, 2006, 9:00 a.m. (London time)

Place	The Royal Automobile Club, 89 Pall Mall, London, England

Items of Business	(1) To elect three directors to Teekay’s Board of Directors for a term of three years.

(2) To approve Teekay’s amended and restated articles of incorporation.

(3) To ratify the selection of Ernst & Young LLP, Chartered Accountants, as Teekay’s independent auditors for the fiscal year ending December 31, 2006.

(4) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is April 7, 2006. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.
By Order of the Board of Directors
ARTHUR J. BENSLER
Secretary
April 28, 2006
This notice of annual meeting and proxy statement and form of proxy are being distributed on or about
April 28, 2006.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or Board) of Teekay Shipping Corporation, a corporation organized in the Republic of the Marshall Islands (or Teekay), is providing these proxy materials for you in connection with Teekay’s Annual Meeting of Shareholders, which will take place on May 31, 2006. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly-paid executive officers, and certain other information about Teekay.

Q:	How may I obtain Teekay’s annual report to shareholders?

A:	A copy of our annual report to shareholders is enclosed.

Q:	How may I obtain Teekay’s Annual Report on Form 20-F filed with the SEC?

A:	Shareholders may request a free copy of our 2005 Annual Report on Form 20-F from:
Teekay Shipping Corporation
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Attention: Investor Relations
Telephone: (604) 844-6654
Email: investor.relations@teekay.com

Teekay will also furnish any exhibit to the Form 20-F if specifically requested. Copies of the 2005 Annual Report on Form 20-F are also available under “SEC Filings” in the Investor Centre section of our website at www.teekay.com and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	The election of three directors to Teekay’s Board for a term of three years,

•	The amendment and restatement of Teekay’s articles of incorporation, and

•	The ratification of our independent auditors for the 2006 fiscal year.
      We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” each of the nominees to the Board, “FOR” the approval of Teekay’s amended and restated articles of incorporation, and “FOR” the ratification of the independent auditors for the 2006 fiscal year.

Q:	What shares can I vote?

A:	Each share of Teekay common stock issued and outstanding as of the close of business on April 7, 2006, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Teekay’s common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting we had approximately 74,224,000 shares of common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, including shares purchased through Teekay’s Dividend Reinvestment Plan, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most Teekay shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.
          Shareholder of Record

If your shares are registered directly in your name with Teekay’s transfer agent, The Bank of New York, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay or to vote in person at the meeting. Teekay has enclosed or sent a proxy card for you to use.
          Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Teekay shareholder as of the close of business on April 7, 2006 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 9:00 a.m., London time.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Shareholders of record of Teekay common stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes. Teekay shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Teekay Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to Teekay’s management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of shares of Teekay common stock entitled to vote must be present in person or represented by proxy. However, the number of shares required to be represented at the annual meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors or, for purposes of voting on the election of directors, if all nominees are recommended by the Continuing Directors. Continuing Directors means the incumbent members of the Board of Directors that were members of the Board on June 15, 1999 and any persons who have been or are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended for election all the nominees for director set out in this proxy statement, have recommended the approval of Teekay’s amended and restated articles of incorporation in the form attached as Exhibit A to this proxy statement and have recommended ratification of the selection of Ernst & Young LLP, Chartered Accountants, as Teekay’s independent auditors for the 2006 fiscal year. Accordingly, the quorum for each of these matters will be one-third of the shares entitled to vote, present in person or represented by proxy. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay’s nominees to the Board, “FOR” the approval of Teekay’s amended and restated articles of incorporation, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the three persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The other proposals require the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. Teekay does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the three items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Bjorn Moller, Peter Evensen and Arthur J. Bensler, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of proxy materials (including our annual report to shareholders, our 2005 Annual Report on Form 20-F and this proxy statement) unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:
Teekay Shipping Corporation
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Attention: Investor Relations
Telephone: (604) 844-6654
Email: investor.relations@teekay.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	Teekay is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the second quarter of fiscal 2006.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.
          Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay’s proxy statement for the annual meeting next year, the written proposal must be received by Teekay’s Corporate Secretary at the address set forth below no later than December 29, 2006. If the date of next year’s annual meeting is moved more than 30 days before or after the anniversary date of this year’s annual meeting, the deadline for inclusion of proposals in Teekay’s proxy statement will be instead a reasonable time before Teekay begins to print and mail its proxy materials. Such proposals also will need to comply with Teekay’s bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or facsimile addressed to:
Corporate Secretary
Teekay Shipping Corporation
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Facsimile: (604) 609-6447

For a shareholder proposal that is not intended to be included in Teekay’s proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay common stock to approve that proposal, provide the information required by Teekay’s bylaws and give timely notice to Teekay’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 60 days or more than 90 days prior to the meeting date.
          Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay’s Corporate Secretary at the address set forth above. In addition, Teekay’s bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay common stock to elect such nominee and provide the information required by Teekay’s bylaws, as well as a statement by the nominee acknowledging that he or she will owe a fiduciary obligation to Teekay and its shareholders. In addition, the shareholder must give timely notice to Teekay’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”
          Copy of Bylaws Provisions

You may contact Teekay’s Corporate Secretary at the address set forth above for a copy of the relevant bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay’s bylaws are also available under “Corporate Governance” in the Investor Centre section of Teekay’s website at www.teekay.com.

Q:	How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?

A:	You may submit any communication intended for Teekay’s Board or the non-management directors by directing the communication by mail or fax addressed as follows:
Nominating and Governance Committee
Teekay Shipping Corporation
Bayside House, Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212
Nassau, The Bahamas
Attention: The Chairman of the Board
Facsimile: (242) 502-8840

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
      Teekay is committed to sound corporate governance principles. These principles contribute to Teekay’s business success and are essential to maintaining Teekay’s integrity in the marketplace. Teekay’s Corporate Governance Guidelines and Standards of Business Conduct are available under “Corporate Governance” in the Investor Centre section of its website at www.teekay.com.
Board Independence
      The Board has determined that each of our directors, other than Bjorn Moller, our President and Chief Executive Officer, and C. Sean Day, our Chair of the Board, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards, as currently in effect and as they may be changed from time to time. In making this determination the Board considered the relationships of Thomas Kuo-Yuen Hsu and Axel Karlshoej with our largest shareholder and concluded these relationships do not materially affect their independence as directors. Please read “Certain Relationships and Related Transactions” for additional information. Other than C. Sean Day, the current director standing for re-election at the annual meeting is an independent director, as is the new director nominee who is standing for initial election at the annual meeting.
      The Board has determined that each member of each of Teekay’s Board committees has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards. In addition, the Board has determined that each member of the Audit Committee also satisfies Teekay’s Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.
Board Structure and Committee Composition
      As of the date of this proxy statement, our Board has nine directors and the following three committees: (1) Audit, (2) Compensation and Human Resources, and (3) Nominating and Governance. The function of each of the committees is described below. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre section of Teekay’s website at www.teekay.com. During fiscal 2005, the Board held seven meetings. Each director attended all Board meetings, except for two Board meetings at which one director was absent from each. Each director attended all applicable committee meetings. The membership of each of the committees for fiscal 2005 and the number of meetings of each held in fiscal 2005 are as follows:

		Compensation and	Nominating and
Name of Director	Audit	Human Resources	Governance

Non-Employee Directors:
Bruce C. Bell			X
Ian D. Blackburne		X	X*
C. Sean Day
Peter S. Janson	X#
Axel Karlshoej		X*
Thomas Kuo-Yuen Hsu		X	X
Eileen A. Mercier	X*		X
Tore I. Sandvold	X
Employee Directors:
Bjorn Moller
Number of Meetings in Fiscal 2005	6	5	4

X	= Committee member

*	= Chair

# =	Appointed to the Board of Directors and the Audit Committee on July 15, 2005 upon resignation of Leif O. Hoegh from the Board of Directors and the Audit Committee on that date.

Audit Committee
      Teekay’s Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that Eileen A. Mercier qualifies as an audit committee financial expert.
      The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of Teekay’s financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditors.
      Specific duties of the Audit Committee include, among others: preparing an Audit Committee report for inclusion in the annual proxy statement; annually reviewing the Audit Committee charter and the Committee’s performance; appointing, evaluating and compensating Teekay’s independent auditors; pre-approving the retention of the independent auditors for all audit and permitted non-audit services; reviewing Teekay’s financial statements; reviewing Teekay’s internal controls, internal audit function and corporate policies with respect to financial information; overseeing the establishment of procedures for handling complaints concerning financial, accounting, internal accounting controls and auditing matters; overseeing the development of, periodically reviewing and monitoring compliance with and the effectiveness of Teekay’s Standards of Business Conduct; and periodically reviewing risks that may have a significant impact on Teekay’s financial statements. The Audit Committee works closely with Teekay’s management, internal auditors and independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Teekay for, outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties.
      The report of the Audit Committee is included on page 29 of this proxy statement. The Committee’s charter is available under “Corporate Governance” in the Investor Centre section of Teekay’s website at www.teekay.com.
Compensation and Human Resources Committee
      The Compensation and Human Resources Committee:

•	reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and determines the Chief Executive’s compensation;

•	reviews and approves the evaluation process and compensation structure for executives, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation;

•	reviews and makes recommendations to the Board regarding compensation for directors;

•	establishes and administers long-term incentive compensation and equity-based plans; and

•	oversees Teekay’s other compensation plans, policies and programs.
      Specific duties of the Compensation and Human Resources Committee include, among others: developing an executive compensation philosophy and annually reviewing executive compensation programs and practices; approving special employment, severance, change-in-control and retirement agreements or arrangements for executive officers; monitoring director and executive stock ownership; and annually evaluating the Committee’s performance and its charter. The Compensation and Human Resources Committee has the authority to retain compensation consultants and other compensation experts in fulfilling its duties and to compensate these advisors.
      The report of the Compensation and Human Resources Committee is included beginning on page 24 of this proxy statement. The Committee’s charter is available under “Corporate Governance” in the Investor Centre section of Teekay’s website at www.teekay.com.
Nominating and Governance Committee
      The Nominating and Governance Committee:

•	identifies individuals qualified to become Board members;

•	selects and recommends to the Board director and committee member candidates;

•	develops and recommends to the Board corporate governance principles and policies applicable to Teekay, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	oversees the evaluation of the Board and its committees.
      Specific duties of the Nominating and Governance Committee include, among others: annually assessing the size and composition of the Board; periodically reviewing director qualification criteria; annually reviewing and, as appropriate, recommending directors for continued service; overseeing the Board’s committee structure; recommending Board committee assignments; monitoring compliance with Board and Board committee membership criteria; developing procedures for selecting the Chair of the Board; determining the method of communication between employees, shareholders and other interested parties and non-management directors; and annually evaluating the Committee’s performance and its charter. The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors. A member of the Nominating and Governance Committee receives communications directed to non-management directors.
      The Committee’s charter is available under “Corporate Governance” in the Investor Centre section of Teekay’s website at www.teekay.com.
Consideration of Director Nominees
Shareholder Nominees
      The policy of the Nominating and Governance Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability on the Board and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Committee should include the nominee’s name and qualifications for Board membership and should be mailed, addressed to:
Corporate Secretary
Teekay Shipping Corporation
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
      In addition, Teekay’s bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with Teekay’s bylaws, see “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.
Director Qualifications
      Teekay’s Corporate Governance Guidelines include Board membership guidelines that the Nominating and Governance Committee should consider in reviewing and in recommending to the Board director nominees. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity and values. Among other things the Nominating and Governance Committee should consider are the nominee’s training, experience and ability in making and overseeing policy in business, government or education sectors; willingness and availability to carry out his or her duties effectively; and commitment to act in the best interests of Teekay and its stakeholders and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating and Governance Committee also assesses an individual’s qualifications, skills, experience, background and knowledge in light of the overall composition of the existing Board. Teekay’s Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Corporate Governance” in the Investor Centre section of its website at www.teekay.com.

Identifying and Evaluating Nominees for Directors
      The Nominating and Governance Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating and Governance Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Governance Committee considers potential director candidates. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee, and may be considered at any time during the year. As described above, the Nominating and Governance Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Governance Committee at a regularly scheduled meeting. If any materials are provided by a shareholder in connection with the nomination of a director candidate, these materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.
Executive Sessions
      Teekay’s non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. The sessions are scheduled and chaired by the Chair of the Board. Any non-management director can request that additional executive sessions be scheduled.
Communications with the Board
      Individuals may communicate with the Board by writing to Teekay’s Board by mail or fax addressed to:
Teekay Shipping Corporation
Bayside House, Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212
Nassau, The Bahamas
Attention: The Chairman of the Board
Facsimile: (242) 502-8840
      Communications that are intended specifically for non-management directors should be addressed to the Nominating and Governance Committee and sent to the above address.

DIRECTOR COMPENSATION
      The following table provides information on Teekay’s compensation and reimbursement practices during fiscal 2005 for non-employee directors, as well as the range of compensation paid to non-employee directors who served during fiscal 2005. Teekay’s employee directors do not receive any separate compensation for their Board activities.
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE
FOR FISCAL 2005

Annual cash retainer	$50,000
Additional cash retainer for:
• Chair of the Board	$228,000
• Chair of the Audit Committee	$16,000
• Member of Audit Committee	$8,000
• Member of Compensation and Human Resources Committee	$5,000
• Member of Nominating and Governance Committee	$5,000
Annual retainer paid in Teekay securities(1)	$70,000
Additional retainer paid in Teekay securities to Chair of the Board(1)	$319,000
Reimbursement for expenses attendant to Board membership	Yes
Range of total compensation earned by directors (for the year)	$125,000 to $667,000

(1)	Each director may elect to receive the securities portion of the annual retainer by a grant of restricted stock or stock options, valued using the Black-Scholes valuation model, under Teekay’s 2003 Equity Incentive Plan. During 2005, certain of the directors elected to receive this annual retainer in the form of stock options to purchase an aggregate of 6,600 shares of our common stock at an exercise price of $46.80 per share, 3,000 shares of our common stock at an exercise price of $42.33 per share, and 3,500 shares of our common stock at an exercise price of $47.13 per share. These options expire March 10, 2015, June 2, 2015 and July 15, 2015, respectively, ten years after the date of their respective grant, and vest as to 1/3 of the shares on each of the first three anniversaries of their respective grant date. Further, in March 2006 an election was made to receive a retroactive portion of this annual retainer that was referable to 2005 compensation in the form of 11,000 shares of our common stock at an exercise price of $38.94 per share. These options expire March 7, 2016, ten years after their grant, with vesting as to 1/3 of the shares on the date of their grant and 1/3 of the shares on each of the first two anniversaries of their grant date. Certain other directors elected to receive this annual retainer in the form of 13,640 shares of restricted stock (11,290 shares of restricted stock on March 10, 2005 and 2,350 shares of restricted stock on June 2, 2005), which also vest with respect to 1/3 of the shares on each of the first three anniversaries of their grant date.
     Each director is expected to acquire shares having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) by no later than May 14, 2008 or the fifth anniversary of the date on which the director joined the Board, whichever is later.
      As at March 31, 2006, the non-employee directors held stock options to purchase a total of 471,656 shares of Teekay’s common stock at exercise prices ranging from $12.96875 to $47.13 per share and with expiration dates between July 13, 2008 and March 7, 2016, ten years after each option’s respective grant date.

PROPOSALS TO BE VOTED ON
PROPOSAL NO. 1
ELECTION OF DIRECTORS
      Teekay’s Board of Directors currently consists of nine directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2006 annual meeting, three Class I directors will be elected to serve for three-year terms until the 2009 annual meeting and until their successors are elected. The remaining six directors are divided into two classes of three Class II directors and three Class III directors, whose terms expire in 2007 and 2008, respectively. Votes may not be cast for a greater number of director nominees than three.
      Information regarding the business experience of each nominee is provided below. There are no family relationships among Teekay’s executive officers and directors.
      If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the three persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.
      The three persons receiving the highest number of “FOR” votes represented by shares of Teekay common stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.
      The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Bjorn Moller, Peter Evensen and Arthur J. Bensler, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.
      Our Board recommends a vote FOR the election to the Board of the each of the following nominees.
INFORMATION ABOUT THE DIRECTOR NOMINEES
Class I Directors (terms would expire in 2009)

Dr. Ian D. Blackburne Director since 2000 Age 60	Dr. Blackburne has over 25 years’ experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and is a director of Suncorp-Metway Ltd. and Symbion Health Limited, Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne is also the Chairman of the Australian Nuclear Science and Technology Organization.

James R. Clark New Director Nominee Age 55	Mr. Clark has been President and Chief Operating Officer of Baker Hughes Incorporated since February 2004 prior to which he was Vice President, Marketing and Technology from 2003 to 2004 having joined Baker Hughes Incorporated in 2001 as Vice President and President of Baker Petrolite Corporation. Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He has also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation.

C. Sean Day Director since 1998 Age 56	Mr. Day has served as Teekay’s Chair of the Board since September 1999. Mr. Day has also served as Chair of Teekay GP L.L.C., a wholly owned subsidiary of Teekay and the general partner of Teekay LNG Partners L.P., a publicly traded entity controlled by Teekay, since Teekay GP L.L.C. was formed in November 2004. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chair of the Board of Resolute Investments, Inc., our largest shareholder. Please read “Certain Relationships and Related Transactions.”

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE
Class II Directors (terms expire in 2007)

Peter S. Janson Director since 2005 Age 58	Mr. Janson was appointed as a director in July 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. Prior to joining Agra Inc., he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc. from 1986 to 1994, a company for which he also served as Chief Executive Officer of U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Science and Technology in Canada. He currently serves as Vice Chairman of the Royal Ontario Museum. He is also a director of Terra Industries Inc., Tembec Inc. and ATS Automation Tooling Systems Inc.

Eileen A. Mercier Director since 2000 Age 58	Ms. Mercier has over 35 years’ experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as president from 1995 to 2003. She currently serves as a director for CGI Group Ltd., Hydro One Inc., ING Bank of Canada, ING Canada Inc., Winpak Limited, Shermag Inc., The University Health Network, York University and the Ontario Teachers’ Pension Plan.

Tore I. Sandvold Director since 2003 Age 59	Mr. Sandvold has over 30 years’ experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy, in a variety of positions in the area of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited., E. on Ruhrgas Norge AS, Lambert Energy Advisory Ltd., University of Stavanger, Offshore Northern Seas, and the Energy Policy Foundation of Norway.
Class III Directors (terms expire in 2008)

Thomas Kuo-Yuen Hsu Director since 1993 Age 59	Mr. Kuo-Yuen Hsu has served 30 years with, and is presently a director of, CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of seven vessels ranging in size from 30,000 dead weight tonnes (dwt) to 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please read “Certain Relationships and Related Transactions.”

Axel Karlshoej Director since 1989 Age 65	Mr. Karlshoej was Chair of the Teekay Board from June 1994 to September 1999, and has been Chair Emeritus since stepping down as Chair. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder. Please read “Certain Relationships and Related Transactions.”

Bjorn Moller Director since April 1998 Age 48	Mr. Moller became Teekay’s President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chair and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller has over 20 years’ experience in shipping and has served in senior management positions with Teekay for more than 15 years. He has headed Teekay’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay’s global chartering operations and business development activities.

PROPOSAL NO. 2
APPROVAL OF AMENDED AND RESTATED ARTICLES OF INCORPORATION
      The Board of Directors has determined that certain amendments to Teekay’s Articles of Incorporation are advisable and has voted unanimously that the proposed Amended and Restated Articles of Incorporation in the form attached as Exhibit A to this Proxy Statement be put before Teekay’s shareholders for approval at the annual meeting.
      Following the redomiciliation of Teekay from Liberia to the Republic of the Marshall Islands on December 20, 1999, Teekay’s Articles of Incorporation were not amended to change references in the Articles of Incorporation from the relevant sections of the Liberian Business Corporations Act to the relevant and corresponding sections of the Marshall Islands Business Corporations Act. If approved by Teekay’s shareholders at the annual meeting, the form of Amended and Restated Articles of Incorporation attached as Exhibit A to this Proxy Statement will change these references and conform Teekay’s Articles of Incorporation to the terms of the Marshall Islands Business Corporations Act.
      Our Board recommends a vote FOR the approval of Teekay’s Amended and Restated Articles of Incorporation in the form attached as Exhibit A to this Proxy Statement.
Vote Required
      Approval of Teekay’s Amended and Restated Articles of Incorporation requires the affirmative vote of the majority of the shares of Teekay common stock present in person or represented by proxy and entitled to be voted at the meeting.

PROPOSAL NO. 3
RATIFICATION OF INDEPENDENT AUDITORS
      The Audit Committee of the Board has appointed Ernst & Young LLP, Chartered Accountants, to examine the financial statements of Teekay for the fiscal year ending December 31, 2006. Ernst & Young LLP, Chartered Accountants, examined the financial statements of Teekay for the fiscal year ended December 31, 2005 and also provided certain tax and other audit-related services during fiscal 2005. See “Principal Auditor Fees and Services” on page 28.
      Our Board recommends a vote FOR the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as Teekay’s independent auditors for fiscal 2006. If the appointment is not ratified, Teekay’s Audit Committee will consider whether it should select this firm as Teekay’s independent auditors.
Vote Required
      Ratification of the appointment of Ernst & Young LLP, Chartered Accountants, as Teekay’s independent auditors for fiscal 2006 requires the affirmative vote of a majority of the shares of Teekay common stock present in person or represented by proxy and entitled to be voted at the meeting.

COMMON STOCK OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth information regarding beneficial ownership, as of April 7, 2006 (except as otherwise noted), of Teekay common stock by:

•	each person or entity known by Teekay to beneficially own more than 5% of Teekay’s common stock; and

•	all current Teekay directors and executive officers as a group.
      The information provided in the table is based on information filed with the SEC and information provided to Teekay.
      The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition a person or entity beneficially owns any shares that the person or entity has the right to acquire as of June 6, 2006 (60 days after April 7, 2006) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.
Beneficial Ownership Table

	Amount of Shares	Percent of
Name and Address of Beneficial Owner	Beneficially Owned	Class

Resolute Investments, Inc. (1)	32,631,380	45.7%
Bayside House, Bayside Executive Park West Bay Street & Blake Road P.O. Box AP-59214 Nassau, The Bahamas
FMR Corp., Edward C. Johnson 3d, and Abigail P Johnson, as a group (2)	11,485,580	15.0%
82 Devonshire Street Boston, Massachusetts 02109
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group (3)	5,078,407	7.1%
605 Third Avenue New York, New York 10158-3698
Iridian Asset Management, LLC (4)	5,053,415	7.1%
276 Post Road West Westport, Connecticut 06880-4704
All current directors and executive officers, as a group (17 persons) (5)	1,288,634	1.7%

(1)	This information is based on the Schedule 13D/ A filed with the SEC on March 31, 2005. Please read “Certain Relationships and Related Transactions.”

(2)	Includes sole voting power as to 192,400 shares and sole dispositive power as to 11,485,580 shares. This information is based on the Schedule 13G/ A filed by this group with the SEC on February 14, 2006.

(3)	Includes sole voting power as to 2,644,213 shares, shared voting power as to 1,444,500 shares and shared dispositive power as to 5,078,407 shares. Neuberger Berman, LLC and Neuberger Berman Management Inc. both have shared voting and dispositive power. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman, Inc.’s mutual funds. This information is based on the Schedule 13G/ A filed by this group with the SEC on February 15, 2006.

(4)	Includes shared voting power and shared dispositive power as to 5,053,415 shares. This information is based on the Schedule 13G filed by this investor with the SEC on February 3, 2006.

(5)	Includes 1,136,762 shares of common stock subject to stock options exercisable by June 6, 2006 (60 days after April 7, 2006). Excludes shares beneficially owned by Resolute Investments, Inc. See “Certain Relationships and Related Transactions.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      As at December 31, 2005, Resolute Investments, Inc. (or Resolute) owned 45.7% of Teekay’s outstanding common stock. One of Teekay’s directors, C. Sean Day, who is also chair of Teekay’s Board is a director and the Chairman of Resolute. Two additional Teekay directors, Thomas Kuo-Yuen Hsu and Axel Karlshoej, are among the Managing Directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of Resolute’s outstanding equity.

EXECUTIVE OFFICERS

Name	Age	Position

Moller, Bjorn*	48	Director, President and Chief Executive Officer
Antturi, Peter	47	President, Teekay Navion Shuttle Tankers, a division of Teekay Shipping Corporation
Bensler, Arthur	48	EVP, General Counsel and Secretary
Chan, Bruce	33	SVP, Corporate Resources
Evensen, Peter	47	EVP and Chief Financial Officer
Glendinning, David	52	President, Teekay Gas and Offshore, a division of Teekay Shipping Corporation
Lok, Vincent	38	SVP and Treasurer
Westgarth, Graham	51	President, Teekay Marine Services, a division of Teekay Shipping Corporation
Wogan, Paul	44	President, Teekay Tanker Services, a division of Teekay Shipping Corporation

*	For information regarding Mr. Moller, see “Proposal No. 1: Election of Directors — Information About Directors Continuing in Office” above.
     Peter Antturi joined Teekay in September 1991. Since then, he has held a number of finance and accounting positions, including Controller from March 1992 until his promotion to the position of Senior Vice President, Treasurer and Chief Financial Officer in October 1997. In 2003 he became President of Navion AS upon the closing of Teekay’s acquisition of Navion. In November 2003 Mr. Antturi was appointed President of our Teekay Navion Shuttle Tankers division, which is responsible for the shuttle tanker activities and projects of our two wholly owned subsidiaries, Navion AS and Ugland Nordic Shipping AS. Prior to joining Teekay, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.
      Arthur Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became the corporate Secretary of Teekay in May 2003. He was appointed Senior Vice President in February 2004 and Executive Vice President in January 2006. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1986 until joining Teekay.
      Bruce Chan joined Teekay in September 1995. Since then, in addition to spending a year in Teekay’s London office, Mr. Chan has held a number of finance and accounting positions with the Company, including Vice President, Strategic Development from February 2004 until his promotion to the position of Senior Vice President, Corporate Resources in September 2005. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young.
      Peter Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director of Teekay GP L.L.C. since January 2005. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
      David Glendinning joined Teekay in January 1987. Since then, he has held a number of senior positions, including Vice President, Marine and Commercial Operations from January 1995 until his promotion to the position of Senior Vice President, Customer Relations and Marine Project Development in February 1999. In November 2003 Mr. Glendinning was appointed President of our Teekay Gas and Offshore division, which is responsible for our initiatives in the liquefied natural gas (LNG) business and other areas of gas activity as well as building on our international presence in the floating storage and offtake (FSO) business and related offshore activities. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years’ sea service on oil tankers of various types and sizes.
      Vincent Lok joined Teekay in June 1993. Since then, he has held a number of finance and accounting positions, including Controller from 1997 until his promotion to the position of Vice President, Finance in March 2002. He was appointed Senior Vice President and Treasurer in February 2004. Prior to joining Teekay, Mr. Lok worked in the Vancouver, Canada audit practice of Deloitte & Touche.
      Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of our Teekay Marine Services division, which is responsible for all of Teekay’s marine and technical operations as well as marketing a range of services and products to third parties, such as marine consulting services and computer-based marine training software. He has extensive shipping industry experience. Prior to joining Teekay, Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. His international industry experience includes 18 years’ sea service, with five years in a command position.
      Paul Wogan joined Teekay in November 2000 as Managing Director of the London office. He was promoted to the position of Vice President, Business Development in March 2002. In November 2003 Mr. Wogan was appointed President of our Teekay Tanker Services division, which is responsible for the commercial management of our conventional crude oil and product tanker transportation services. Prior to joining Teekay, Mr. Wogan was with the chartering arm of a major crude oil and product carrier fleet controlled by the Ceres Hellenic Group (Livanos), which subsequently founded Seachem Tankers Ltd., a chemical tanker company, where he served as the Chief Executive Officer from 1997 until joining Teekay.

EXECUTIVE COMPENSATION
      The following table discloses compensation earned during fiscal 2005 by Teekay’s Chief Executive Officer and Teekay’s four other most highly paid executive officers (together with the Chief Executive Officer, the named executive officers), as well as their compensation earned from Teekay for each of fiscal 2004 and 2003.
Summary Compensation Table  (1)

	Annual Compensation		Long-Term Compensation

					Securities
			Restricted		Underlying
			Stock		Options/SARs	All Other
Year	Salary	Bonus (2)	Awards		(#) (3)	Compensation

2005	$2,065,808	$2,375,032	$–0–		155,900	$561,847	(4)
2004	$1,995,290	$3,616,433	$9,796,220	(5)	257,800	$4,804,551	(6)
2003	$1,768,223	$1,688,510	$1,450,000		377,600	$747,854	(7)

(1)	Cash amounts set forth in this table were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.16 Canadian Dollars for each U.S. Dollar for 2005; 1.20 Canadian Dollars for each U.S. Dollar for 2004; and 1.30 Canadian Dollars for each U.S. Dollar for 2003. The actual U.S. Dollar equivalent amounts recognized by us were significantly lower than the amounts indicated for 2003, due to a more favorable exchange rate resulting from our currency hedging activities related to these compensation payments.

(2)	Bonus payments relate to the performance of the individual and Teekay in the given year.

(3)	These numbers have been revised to reflect the May 2004 stock split.

(4)	Consists of $517,783 for the payment of employer contributions to pension plans, and $44,064 for the payment of life insurance premiums. In addition, the Company pays for parking, tax planning services and annual medical checkups for the named executive officers, which in the aggregate amounts to approximately $30,000.

(5)	Consists of $521,000 in value of restricted stock units that vest fully on December 31, 2006 and $9,275,220 in value of restricted stock units, granted as special bonus payments not related to a specific fiscal year, that vest with respect to 1/3 of the shares on each of March 31, 2006, March 31, 2007 and November 30, 2007. The named executive officers hold a total of 74,800 shares of restricted stock and 236,070 restricted stock units. The restricted stock units are payable in cash or shares of Teekay’s common stock (purchased on the open market), at the election of the grantee.

(6)	Consists of $4,388,078 as the cash portion of special bonus payments not related to a specific fiscal year, $394,544 for the payment of employer contributions to pension plans, and $21,929 for the payment of life insurance premiums. In addition, the Company pays for parking, tax planning services and annual medical checkups for the named executive officers, which in the aggregate amounts to less than $30,000.

(7)	Consists of special bonus payments not related to a specific fiscal year, payments to provide pension and similar benefits and certain other perquisites to the named executive officers.
Option/ SAR Grants In Fiscal 2005
      The following table provides information regarding aggregate option/stock appreciation right (or SAR) grants in fiscal 2005 by Teekay to the named executive officers.

Percent of Total
Number of Securities	Options/SARs
Underlying	Granted to	Weighted Average
Options/SARs	Employees in Fiscal	Exercise Price
Granted (1)	Year (2)	($/Share)	Expiration Date

155,900	24%	$46.80	March 10, 2015

(1)	Only options (not SARs) were granted to the named executive officers in fiscal 2005. All such options granted in fiscal 2005 are exercisable in equal one-third amounts after each of the first three anniversaries of the grant date.

(2)	In fiscal 2005, Teekay granted options to employees and directors to purchase an aggregate of 618,700 shares of common stock and SARs with respect to 25,900 shares of common stock. The SARs only permit settlement in cash, and will not result in the issuance of any shares of Teekay’s common stock.

Aggregated Fiscal 2005 Year-End Options/ SARs
      The following table provides information on the aggregate named executive officers’ unexercised options/ SARs at December 31, 2005.

Number of Securities Underlying
Unexercised Options/SARs at
Fiscal Year-End

Exercisable	Unexercisable

388,604	420,031

REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE
OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION
      Teekay’s executive compensation program is administered by the Compensation and Human Resources Committee of the Board of Directors (or Committee). The Committee is composed entirely of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards.
      The Committee is responsible for:

•	determining and approving compensation for Teekay’s Chief Executive Officer, directors and other executive officers;

•	making recommendations to the Board regarding incentive compensation and equity-based plans; and

•	providing general oversight of other Teekay compensation plans, policies and programs.
      The specific duties and responsibilities of the Committee are described above under “Corporate Governance Principles and Board Matters — Board Structure and Committee Composition — Compensation and Human Resources Committee” and in the Committee’s charter, which is available under “Corporate Governance” in the Investor Centre section of Teekay’s website at www.teekay.com.
      The Committee met five times during fiscal 2005. The Committee has direct access to independent compensation consultants and other experts for information as it deems appropriate, and used independent consultants from time to time during the year.
      The Committee has furnished the following report on executive compensation for fiscal 2005.
Executive Compensation Philosophy
      Employees are the key to our success. The goals of Teekay’s compensation programs are to:

•	balance Teekay’s need to attract and retain key talent as it becomes an increasingly visible, global corporation against the need for compensation that is weighted towards pay for performance;

•	support the achievement of Teekay’s business strategies and the enhancement of shareholder value; and

•	encourage Teekay’s executives to work together as “One Teekay” over the longer-term and to accept direct ownership of their individual business goals.
Executive Compensation Program and Practices
      There are five main program elements:

•	Base salary: acknowledges the market value of the particular executive role, internal pay equity, and each individual executive’s ability to sustain performance;

•	Annual incentive: communicates critical corporate success factors, links all executives to the results of the corporation, reflects individual performance for the year, and motivates executives to achieve higher levels of success with an ‘uncapped’ formula;

•	Pensions, benefits, and perquisites: provide competitive levels to attract and retain key talent and help provide financial stability;

•	Long-term Incentive Plan: provides focus on the returns realized by the shareholders, acknowledges and retains those executives who can influence the long-term performance of the corporation by rewarding them for delivering corporate results. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions; and

•	Vision Incentive Plan (or VIP): rewards exceptional corporate performance and shareholder return in the innovative, successful transformation of the corporation (to be assessed until the end of 2010). This is a discrete plan that expires after 2010 and is not a permanent element of Teekay’s Executive Compensation Program.
      The pay for performance elements of Teekay’s Executive Compensation Program (excluding the VIP) should be greater than 50% of total compensation, and longer-term incentive compensation should provide greater opportunity than annual cash compensation at target.

      We acknowledge that there is not a strong comparator group for Teekay due to its unique business mix of spot revenues and longer-term fixed rate contract revenues. Therefore, our practice is to target total executive compensation (excluding the VIP) against a blended comparator group calculated using the average of:

•	executive compensation of publicly traded US oil and gas corporations with revenues of $1 to 10 billion; and

•	executive compensation of publicly traded Canadian oil and gas corporations with revenues of $2 billion to 11 billion.
      As these oil and gas comparator corporations have greater revenues than Teekay, we target up to the median total compensation of the blended comparator group. The decision to target up to the median, as opposed to at the median or higher, provides room for increasing Teekay’s executive compensation as Teekay grows. In addition, a group of U.S. marine transportation companies is used as a secondary reference as these companies are considered competitors for talent, especially at the executive level.
Executive Compensation for 2005
Base Salary
      Base salary is targeted up to median of the comparator group and is determined by individual performance.
Annual Incentive Plan
      Our annual short term incentive program for executives is linked to both company performance and individual performance. In 2005, two-thirds of the annual incentive award was based on Teekay’s corporate performance and one-third was based on each executive’s individual performance.
      Teekay’s corporate performance was measured using the following financial measures:

•	Return on invested capital for our spot tanker segment relative to our spot tanker peer group;

•	Return on invested capital for each of our segments relative to their weighted average cost of capital; and

•	Total shareholder return relative to our peer group.
      In 2005, our spot tanker segment generated the highest return on invested capital compared to the companies in our spot tanker peer group. In addition, each of our segments generated returns in excess of their weighted average cost of capital, thereby generating economic value for our shareholders. Due to our strategy of growing our long-term fixed rate business to create sustainable earnings throughout the shipping cycles, we had relatively less exposure to the strong spot market in 2005. This resulted in a relatively lower total shareholder return for Teekay in 2005 compared to its peer group, which is more heavily focused on the spot tanker market. However, overall, 2005 was a strong financial year for Teekay and it achieved the second highest annual net income in its history.
Long-term Incentive Programs
      For fiscal 2005, our executive officers received stock option grants under Teekay’s 2003 Equity Incentive Plan. Each stock option grant allows the executive officer to acquire shares of Teekay’s common stock, subject to the completion of a three-year vesting period and continued employment with Teekay. These shares may be acquired at a fixed price per share (i.e., the fair market value on the grant date) and have a ten-year term. From time to time, we also grant shares of restricted stock or restricted stock units to reward exceptional performance and encourage retention.
      In 2005, Teekay adopted the VIP to reward exceptional corporate performance and shareholder returns and to reward a shift away from cycle-dependent results. This plan will result in an award pool for senior management based on two measures: (a) economic profit from 2005 to 2010; and (b) the increase in market value added (or MVA) from 2001 to 2010. The VIP terminates on December 31, 2010. From 2005 to 2010, annual economic profit contributions will be made to the award pool based upon the degree to which Teekay’s annual return on invested capital exceeds its weighted average cost of capital. Each contribution may be positive or negative. At the end of 2010, a MVA contribution will be made to the VIP award pool if two threshold requirements are met: (a) shares of Teekay’s common stock must have a market value at that time equal to at least 120% of their book value; and (b) Teekay’s total shareholder return (or TSR) for the period from the beginning of 2001 to the end of 2010 must be above the 25th percentile relative to the TSR of the S&P 500 (as calculated in accordance with U.S. securities regulations) during the same period. If both of the threshold requirements are met, then a MVA contribution will be made to the award pool. The amount of this MVA contribution will range from a low of 1.5% of Teekay’s increase in MVA, for TSR performance between the 25th and 50th percentiles relative to the S&P 500, to a maximum of 6% of Teekay’s increase in MVA, for TSR performance above the 90th percentile relative to the S&P 500; the increase in Teekay’s MVA being calculated for the period from the beginning of 2001 to the end of 2010. Individual awards relating to increases in MVA are capped at ten times the individual’s annual base salary and target annual incentive award.
      In 2008, if the VIP’s award pool has a cumulative positive balance based on economic profit contributions for the preceding three years, then an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the VIP award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in 2008 and in 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.
Executive Share Ownership Guidelines
      In 2005 we implemented share ownership guidelines for the executives of Teekay. The guidelines are for common share holdings with an aggregate value of three times base salary for the CEO, two times base salary for Presidents and Executive Vice Presidents, and one times base salary for Senior Vice Presidents. The guidelines should be achieved by March 2010 or, for executives subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.
      The undersigned members of the Compensation and Human Resources Committee have submitted this Report to the Board of Directors.
Axel Karlshoej, Chair
Ian D. Blackburne
Thomas Kuo-Yuen Hsu

STOCK PERFORMANCE GRAPH
      The graph below shows the cumulative total shareholder return assuming the investment of $100 on December 31, 2000 (and the reinvestment of dividends after such date) in each of Teekay common stock, the Dow Jones Marine Transportation Index and the S&P 500 Index. Past performance is not necessarily an indicator of future results.

PRINCIPAL AUDITOR FEES AND SERVICES
      The Audit Committee has appointed Ernst & Young LLP, Chartered Accountants, as Teekay’s independent auditors for fiscal 2006.
Fees Incurred by Teekay for Ernst & Young LLP Services
      The following table shows the fees billed for audit and other services provided by Ernst & Young LLP, Chartered Accountants, for fiscal 2005 and 2004.

Fees	2005	2004

Audit Fees (1)	$973,975	$907,777
Audit-Related Fees (2)	$215,131	$395,176
Tax Fees (3)	$212,509	$232,640
All Other Fees (4)	$2,167	$1,900
Total	$1,403,782	$1,537,493

(1)	Audit fees represent fees for professional services provided in connection with the audit of Teekay’s consolidated financial statements and review of its quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings. The audit fees for 2005 include $293,225 of fees paid to Ernst & Young LLP by Teekay LNG Partners L.P. (or Teekay LNG), a publicly traded entity controlled by Teekay, that were approved by the Audit Committee of Teekay LNG.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, services related to the regulatory filings for the initial and follow-on public offerings of Teekay LNG and divestitures and other attestation services. The audit-related fees for 2005 include $86,350 ($252,545 in 2004) of fees related to the public offerings of Teekay LNG paid to Ernst & Young LLP by Teekay LNG, that were approved by the Audit Committee of Teekay LNG.

(3)	For fiscal 2005 and 2004, respectively, tax fees principally included international tax planning fees of $2,100 and $62,455, corporate tax compliance fees of $52,600 and $38,849 and personal and expatriate tax services fees of $157,809 and $131,336.

(4)	All other fees principally include subscription fees to an internet database of accounting information.
     The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by Teekay’s independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to Teekay’s independent auditor in fiscal 2005.

REPORT OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS
      The Audit Committee assists the Board in fulfilling its responsibilities for oversight of

•	the integrity of Teekay’s financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditors.
      The Audit Committee manages Teekay’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay for such advice and assistance.
      Teekay’s management has primary responsibility for preparing Teekay’s consolidated financial statements and Teekay’s financial reporting process. Teekay’s independent auditors, Ernst & Young LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of Teekay’s audited consolidated financial statements with accounting principles generally accepted in the United States.
      In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for fiscal 2005 with Teekay’s management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as amended or modified.

3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed the matter of independence with the independent auditors.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to Teekay’s Board of Directors, and the Board has approved, that Teekay’s audited consolidated financial statements be included in Teekay’s Annual Report on Form 20-F for fiscal 2005, for filing with the SEC.
The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.
Eileen A. Mercier, Chair
Peter S. Janson
Tore I. Sandvold

Exhibit A
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
TEEKAY SHIPPING CORPORATION
PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
      Teekay Shipping Corporation, a corporation redomiciled in and existing under the law of the Republic of the Marshall Islands (the “Corporation”), hereby certifies:

(a) The name of the Corporation is Teekay Shipping Corporation. The Corporation was originally incorporated under the law of the Republic of Liberia on February 9, 1979 under the name Viking Star Shipping Inc.

(b) Pursuant to Articles of Domestication dated December 7, 1999, the Corporation redomiciled in the Republic of the Marshall Islands on December 20, 1999 on which date the Corporation’s original Articles of Incorporation and all amendments thereto (collectively, the “Original Articles”) were filed in the Office of the Registrar of Corporations of the Republic of the Marshall Islands as an annex to the Articles of Domestication.

(c) These Amended and Restated Articles of Incorporation affect Sections B and F of the Original Articles.

(d) These Amended and Restated Articles of Incorporation were duly adopted in accordance with Section 93 of the Marshall Islands Business Corporations Act (the “BCA”). On March 7, 2006 the Board of Directors of the Corporation adopted resolutions in accordance with Section 55(2) of the BCA setting forth and declaring advisable that these Amended and Restated Articles of Incorporation be adopted by the shareholders of the Corporation in their entirety. Pursuant to Section 88(1) of the BCA, the shareholders of the Corporation authorized the adoption of these Amended and Restated Articles of Incorporation by vote of the holders of a majority of all outstanding shares entitled to vote thereon at the Annual General Meeting of the shareholders on May 31, 2006 and such authorization has been filed with the minutes of the proceedings of shareholders of the Corporation.
      The Articles of Incorporation of the Corporation are hereby amended and restated in their entirety to read as follows:

A. The name of the Corporation is TEEKAY SHIPPING CORPORATION. The Corporation was originally incorporated under the law of the Republic of Liberia on February 9, 1979 under the name Viking Star Shipping Inc. and was redomicled in the Republic of the Marshall Islands on December 20, 1999.

B. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Republic of the Marshall Islands (the “BCA”). In furtherance and not in limitation of the foregoing, the more specific powers and purposes of the Corporation are as follows:

(1) To purchase or otherwise acquire, own, use, operate, pledge, hypothecate, mortgage, lease, charter, sub-charter, sell, build, and repair steamships, motorships, tankers, whaling vessels, sailing vessels, tugs, lighters, barges, and all other vessels and craft of any and all motive power whatsoever, including aircraft, landcraft, and any and all means of conveyance and transportation by land, water or air, together with engines, boilers, machinery, equipment and appurtenances of all kinds, including masts, sails, boats, anchors, cables, tackle, furniture and all other necessities thereunto appertaining and belonging, together with all materials, articles, tools, equipment and appliances necessary, suitable or convenient for the construction, equipment, use and operation thereof; and to equip, furnish and outfit such vessels and ships.

(2) To engage in ocean, coastwise and inland commerce, and generally in the carriage of freight, goods, cargo in bulk, passengers, mail and personal effects by water between the various ports of the world and to engage generally in waterborne commerce throughout the world.

(3) To purchase or otherwise acquire, own, use, operate, lease, build, repair, sell or in any manner dispose of docks, piers, quays, wharves, dry docks, warehouses and storage facilities of all kinds, and any property, real, personal and mixed, in connection therewith.

(4) To act as ship’s husband, ship brokers, customs house brokers, ship’s agents, manager of shipping property, freight contractors, forwarding agents, warehousemen, wharfingers, ship chandlers, and general traders.

(5) To enter into, make and perform contracts of every kind and description with any person, firm, association, corporation, municipality, country, state, body politic, or government or colony or any dependency thereof.

(6) To appoint or act as an agent, broker, or representative, general or special, in respect of any or all of the powers expressed herein or implied hereby; to appoint agents, brokers or representatives.

(7) To carry on its business, to have one or more offices, and to exercise its powers in foreign countries, subject to the laws of the particular country.

(8) To borrow or raise money and contract debts, when necessary for the transaction of its business or for the exercise of its corporate rights, privileges or franchise or for any other lawful purpose of its incorporation; to draw, make, accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures, and other instruments and evidences of indebtedness either secured by mortgage, pledge, deed of trust, or otherwise, or unsecured.

(9) To purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description.

(10) To apply for, secure by purchase or otherwise hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of any country, patent rights, licenses, privileges, inventions, improvements and processes, copyrights, trademarks, and trade names, relative to or useful in connection with any business of the Corporation.

(11) To buy, sell, pledge, negotiate and deal generally in shares of stocks, bonds and other securities of other corporations irrespective of the business that such corporations may be engaged in and irrespective of the nationality or domicile of such corporations, and to deal generally in corporate securities listed on security exchanges of various countries and engage generally in the business of finance in all its phases as permitted by the laws of the Republic of the Marshall Islands.

(12) To give guarantees of other persons, firms or corporations and to secure its obligations under such guarantees by mortgage or pledge of, or creation of a security interest in, and all or any part of its property or any interest therein, wherever situated and, to give such guarantees even if not in furtherance of the corporate purposes of a corporation, when such guarantees and, if applicable, such mortgage, pledge or security interest, is authorized at a meeting of the shareholders by a vote of the holders of a majority of the shares entitled to vote thereon.

(13) To engage generally in any lawful commercial enterprise in any country and to do all and everything lawfully necessary and proper for the accomplishment of the objects enumerated in its Amended and Restated Articles of Incorporation or any amendment thereof or necessary to the protection and benefit of the Corporation and in general to carry on any lawful business necessary to the attainment of the objects of the Corporation.

The foregoing clauses shall be construed as both purposes and powers and the matters expressed in each clause shall, except as otherwise expressly provided, be in no way limited by reference or inference from the terms of any other clause, but shall be regarded as independent purposes and powers; and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or the general powers of the Corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature, not expressed. All of the foregoing purposes and powers are subject, however, to the limitation and restriction that the Corporation, so long as it is subject to the BCA, shall at all times be a “non-resident domestic corporation” within the meaning of the BCA, and in particular the Corporation shall not in the Republic of the Marshall Islands engage in the banking business or the insurance business or exercise banking powers or insurance powers, and nothing in these Amended and Restated Articles of Incorporation shall be deemed to authorize it to do so.

C. The registered address of the Corporation in the Republic of the Marshall Islands shall be Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960. The name of the Corporation’s Registered Agent at such address shall be The Trust Company of the Marshall Islands, Inc.

D. The aggregate number of shares of stock that the Corporation is authorized to issue is Seven Hundred Fifty Million (750,000,000) shares, all of which shall be registered shares, comprised of:

(1) Seven Hundred Twenty Five Million (725,000,000) registered shares of Common Stock, par value one tenth of one cent ($0.001) each.

(2) Twenty Five Million (25,000,000) shares of Preferred Stock, par value One Dollar ($1) each. The shares of Preferred Stock may be issued from time to time in one or more series in any manner permitted by law except as may otherwise be expressly prohibited by the provisions of these Amended and Restated Articles of Incorporation of the Corporation, as determined from time to time by the Board of Directors and stated in the resolution or resolutions provided for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine, subject to the provisions hereof, the rights and preferences of the shares of any series so established.

All of the issued and unissued shares of Common Stock, without par value, of the Corporation are deemed to have been converted effected as of the date of the effectiveness hereof into shares of Common Stock, par value one tenth of one cent ($0.001), of the Corporation.

E. Subject to the provisions of the BCA, the number of Directors constituting the entire Board shall be not less than 3 and shall be not more than 11. Subject to such limitations and the Directors acting under a specific provision of the bylaws so authorizing them, such number shall be fixed by resolution of the Board and such number shall be increased or decreased by the vote of a majority of the entire Board. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

F. To the full extent that the BCA, as it existed on May 31, 2006 or as it may thereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director. Any amendment to or repeal of this Section F shall not adversely affect any right or protection of a Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

G. 1. Except as otherwise expressly provided by law or by paragraphs 2 and 3 below, a majority of shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

2. For the purposes of consideration of and voting on any business that:

(a)	is submitted to the shareholders at any meeting; and

(b)	has been recommended by a majority of Continuing Directors (as defined below) for approval by the shareholders;

one-third of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders for the purpose of such consideration and voting.

“Continuing Directors” shall mean the incumbent members of the Board of Directors of the Corporation that were members of the Board on May 31, 2006, and any persons who are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors.

3. For the purposes of considering and voting on the election of Directors at any meeting, the quorum requirement stipulated in paragraph 1 shall apply unless all nominees for election as Directors are persons recommended by a majority of Continuing Directors. If such nominees are so recommended, the quorum requirement stipulated in paragraph 2 shall apply.

H. No holder of any shares of the Corporation shall have any pre-emptive right to subscribe for, purchase or receive any shares of the Corporation, whether now or hereafter authorized, or any securities convertible into or carrying options to purchase any such shares of the Corporation, or any options or rights to purchase any such shares or securities, issued or sold by the Corporation for cash or any other form of consideration or without consideration, and no notice of any such right need be given to any shareholder of the Corporation, but any such shares, securities, options or rights may be issued or disposed of by the Board of Directors to such persons and on such terms as the Board of Directors in its discretion shall deem advisable.

      IN WITNESS WHEREOF, Teekay Shipping Corporation has caused these Amended and Restated Articles of Incorporation to be signed as of the [ •  ] day of [ •  ], 2006, by its [ •  ], who hereby affirms and acknowledges, under penalty of perjury, that these Amended and Restated Articles of Incorporation are the act and deed of the Corporation and that the facts stated herein are true.

TEEKAY SHIPPING CORPORATION

By:

Name:
Title: